Exhibit 99.1

ITURAN PRESENTS FOURTH QUARTER & FULL YEAR 2023 RESULTS

Dividend Policy increased by 60% to $8 million per quarter;
Company introduces full year 2024 EBITDA guidance of $90-95m and a target to surpass
$100m in EBITDA in 2025

AZOUR, Israel – February 29, 2024 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the fourth quarter and full year of 2023.

Highlights of Full Year 2023
•	Number of subscribers reached 2,252,000 at year-end adding a record 186,000 in 2023 in line with guidance;
•	Record financial metrics across the board with revenue at $320.0 million, an increase of 9% year-over-year;
•	Net income of $48.1 million, an increase of 30% year-over-year;
•	EBITDA of $87.0 million, an increase of 10% year-over-year;
•	Generated $77.2 million in full year operating cash flow;
•	Year-end net cash position and marketable securities of $53.0 million;
•	Returns to shareholders: declared a total of $19 million in dividends that relates to the results throughout 2023 and bought back shares in the amount of $6.6 million during the year;

Highlights of the Fourth Quarter of 2023

•	Net subscriber growth of 42,000 with a net increase in aftermarket subscribers of 38,000 and a net increase in OEM subscribers of 4,000;
•	Revenue reached $77.8 million, a 4% increase year-over-year;
•	Net income increased to $12.0 million, up by 26% year-over-year;
•	EBITDA grew to $21.9 million, a 7% increase year-over-year;
•	Operating cash flow of $21.8 million;
•	The Board increased the dividend policy by 60% to $8 million, given the ongoing growing profitability and strong operating cash flow.

Guidance for 2024

Overall, looking ahead to 2024, management’s expectations are for continued revenue growth and profitability.

Management expects to add approximately 35,000 to 40,000, net new subscribers per quarter during 2024.

From a financial perspective, Ituran introduces EBITDA guidance. 2024 EBITDA expectations are between $90-95 million, and 2025 EBITDA is targeted to surpass $100 million. It is noted that these targets are based on current exchange rates and assumes that the current global macro-economic situation and political situation in Israel does not significantly worsen.

Furthermore, the Board of Directors announced a significant increase in the dividend policy, as detailed below.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our record results for 2023 across the board, capping the year with a strong fourth quarter which demonstrates Ituran’s resilience and strength. This is especially true against the background of significant global macro challenges in recent quarters and in Israel in particular, since October.”

Continued Mr. Sheratzky, “We are very pleased with Ituran’s solid and growing profitability as well as the record cash generation in our business throughout 2023. We are therefore very happy to share these continuing fruits of our success and reward our loyal shareholders for their long-term support of our company. We announced a very significant increase in our regular quarterly dividend payout to shareholders, totaling $8 million per quarter going forward. This is more than double the regular quarterly dividend we paid since Q3 2021 and up 60% compared with the updated dividend policy that we issued last quarter. This is a testimony to the Board’s confidence in our abilities to continue our growth and profitability path for the foreseeable future.”

Fourth quarter 2023 Results

Revenue for the fourth quarter of 2023 was $77.8 million, a 4% increase compared with revenues of $74.9 million in the fourth quarter of 2022. Fourth quarter revenue was somewhat impacted by the outbreak of war in Israel on October 7. Furthermore, the revenue as denominated in US dollar terms, was impacted by the significant devaluation of the Argentinean Peso as well as the temporary weakness in the Israeli shekel against the US Dollar during the quarter. In local currency terms, fourth quarter revenues grew by 6% compared with that of the fourth quarter of last year.

76% of revenues were from location-based service subscription fees and 24% were from product revenues.

Revenues from subscription fees were $59.4 million, an increase of 10% over the fourth quarter 2022 revenues. In local currency terms, fourth quarter subscription fee revenue grew by 12% compared with that of the fourth quarter of last year.

The subscriber base expanded to 2,252,000 by the end of December 2023, marking an increase of 42,000 from the previous quarter and 186,000 year-over-year. During the quarter, there was an increase of 38,000 net in the aftermarket subscriber base and an increase of 4,000 net in the OEM subscriber base.

Product revenues were $18.4 million, a decrease of 13% year-over-year and in local currency terms, product revenues decreased by 9% year-over-year. Hardware installations and therefore product revenues, were paused for a number of weeks following the outbreak of war in Israel on October 7, which was the main reason for the decline in product revenues versus the fourth quarter of last year.

Gross profit for the quarter was $38.4 million (49.4% of revenues), a 7% increase compared with gross profit of $35.9 million (47.8% of revenues) in the fourth quarter of last year.

The gross margin in the quarter on subscription revenues was 57.8%, compared with 57.9% in the fourth quarter of last year. The gross margin on products was 22.1% in the quarter, compared with 22.0% in the fourth quarter of last year.

Operating income for the quarter was $16.5 million (21.2% of revenues), representing an 8% increase compared $15.3 million (20.4% of revenue) in the fourth quarter of last year. In local currency terms, fourth quarter operating income grew by 10% year-over-year.

EBITDA for the quarter was $21.9 million (28.2% of revenues), an increase of 7% compared with EBITDA of $20.6 million (27.4% of revenues) in the fourth quarter of last year. In local currency terms, fourth quarter EBITDA grew by 8% compared with that of the fourth quarter of last year.

Financial expenses for the quarter were $1.7 million, compared with financial expenses of $1.3 million in the fourth quarter of last year. Financial expenses were impacted by the devaluation of the Argentinian Peso as well as the temporary weakness of the shekel in the quarter, as previously mentioned.

Net income for the fourth quarter of 2023 was $12.0 million (15.4% of revenues) or diluted earnings per share of $0.60, an increase of 26% compared to $9.6 million (12.8% of revenues) or diluted earnings per share of $0.47 in the fourth quarter of last year. In local currency terms, fourth quarter net income grew by 28% year-over-year.

Cash flow from operations for the fourth quarter of 2023 was $21.8 million.

Full Year 2023 Results

Revenues for 2023 were a record $320.0 million, a 9% increase over the $293.1 million reported in 2022.  73% of revenues were from location-based service subscription fees and 27% were from product revenues.

Revenues from subscription fees were $234.5 million, representing an increase of 12% over 2022. Product revenues were $85.4 million, representing an increase of 2% compared with 2022.

Gross profit for the year was $153.2 million (47.9% of revenues). This represents an increase of 11% compared with gross profit of $137.6 million (46.9% of revenues) in 2022. The gross margin in the year on subscription revenues was 57.9%, compared with 57.0% in 2022. The gross margin on products was 20.3%, compared with 21.7% in 2022.

Operating profit for 2023 was $66.0 million (20.6% of revenues) an increase of 12% compared with operating profit of $58.8 million (20.1% of revenues) in 2022.

EBITDA for 2023 was $87.0 million (27.2% of revenues), an increase of 10% compared to $78.9 million (26.9% of revenues) in 2022.

Net income in 2023 was $48.1 million (15.0% of revenues) or fully diluted earnings per share of $2.40, an increase of 30% compared with net income of $37.1 million (12.7% of revenues) or fully diluted earnings per share of $1.82 in 2022.

Cash flow from operations for the year was $77.2 million.

On the balance sheet, as of December 31, 2023, the Company had cash, including marketable securities, of $53.6 million and debt of $0.6 million, amounting to a net cash position of $53.0 million. This is compared with cash, including marketable securities, of $28.2 million and debt of $12.2 million, amounting to a net cash position of $16.0 million, as of the end of 2022.

Dividend

The Board of Directors announced an increase in the dividend policy starting from the fourth quarter of 2023. This follows the Company’s continuing strong profitability, ongoing positive cash flow and strong balance sheet.

The Company increased the quarterly dividend to $8 million from $5 million in the prior quarter and from $3 million in the eight quarters prior to that. This represents a 60% increase in the ongoing quarterly dividend payment compared with that of the prior quarter and a 167% increase over the dividend paid in the quarters prior to that.

Buy Back

On August 23, 2022, Ituran announced that its Board of Directors made the decision to continue executing on the $25 million share buy-back program that was originally announced in 2019 and on February 23, 2023, the Board of Directors made the decision to increase the buy-back program by a further $10 million.

As of December 31, 2023, there is remaining under the buy-back program $6.7 million. During 2023, a total of $6.6 million in Ituran’s shares were repurchased by the Company. Share repurchases are funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

Conference Call Information

The Company will also be hosting a conference call later today, Thursday, February 29, 2024 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

  ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2023

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2023

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ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(In thousands)	2023	2022

Current assets

Cash and cash equivalents	53,434	27,850
Investments in marketable securities	119	316
Accounts receivable (net of allowance for doubtful accounts)	45,390	45,821
Other current assets	52,724	48,156
Inventories	26,872	28,509
	178,539	150,652

Long-term investments and other assets
Investments in affiliated companies	714	1,188
Investments in other companies	2,213	1,779
Other non-current assets	3,989	3,129
Deferred income taxes	14,452	11,400
Funds in respect of employee rights upon retirement	18,525	15,146
	39,893	32,642

Property and equipment, net	41,955	45,598

Operating lease right-of-use assets, net	8,071	9,905

Intangible assets, net	10,830	12,620

Goodwill	39,400	39,510

Total assets	318,688	290,927

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(In thousands)	2023	2022

Current liabilities
Credit from banking institutions	355	11,845
Accounts payable	20,842	21,937
Deferred revenues	27,117	21,783
Other current liabilities	44,150	37,407
	92,464	92,972

Long-term liabilities
Long term loan	237	345
Liability for employee rights upon retirement	24,562	21,224
Deferred income taxes	1,116	1,534
Deferred revenues	13,259	13,036
Operating lease liabilities, non-current	4,774	6,886
Others non-current liabilities	2,027	2,071
	45,975	45,096

Stockholders’ equity	174,454	145,797
Non-controlling interests	5,795	7,062
Total equity	180,249	152,859

Total liabilities and equity	318,688	290,927

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31,
except per share data)	2023	2022	2023	2022

Revenues:
Telematics services	234,541	209,558	59,426	53,887
Telematics products	85,437	83,514	18,382	21,061
	319,978	293,072	77,808	74,948

Cost of revenues:
Telematics services	98,707	90,129	25,080	22,674
Telematics products	68,110	65,381	14,328	16,421
	166,817	155,510	39,408	39,095

Gross profit	153,161	137,562	38,400	35,853
Research and development expenses	16,986	16,848	4,240	4,616
Selling and marketing expenses	13,643	13,327	3,535	3,302
General and administrative expenses	56,635	48,705	14,305	12,574
Other expenses (income), net	(58)	(92)	(185)	57
Operating income	65,955	58,774	16,505	15,304
Other income, net	2	-	5	-
Financing expenses, net	(1,552)	(5,944)	(1,653)	(1,292)
Income before income tax	64,405	52,830	14,857	14,012
Income tax expenses	(13,355)	(12,745)	(2,534)	(3,747)
Share in profit (losses) of affiliated companies, net	(706)	(585)	116	(173)
Net income for the period	50,344	39,500	12,439	10,092
Less: Net income attributable to non-controlling interest	(2,207)	(2,397)	(420)	(520)
Net income attributable to the Company	48,137	37,103	12,019	9,572

Basic and diluted earnings per share attributable to Company’s stockholders	2.40	1.82	0.60	0.47

Basic and diluted weighted average number of shares outstanding (in thousands)	20,061	20,418	19,959	20,242

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2023	2022	2023	2022
Cash flows from operating activities
Net income for the period	50,344	39,500	12,439	10,092
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	21,068	20,134	5,407	5,263
Loss in respect of marketable securities and other investments	89	3,860	32	20
Increase (decrease) in liability for employee rights upon retirement	2,507	1,243	226	(58)
Share in losses (profit) of affiliated company, net	706	585	(116)	173
Deferred income taxes	(3,125)	(737)	(1,430)	(622)
Capital losses (gain) on sale of property and equipment, net	89	(224)	54	80
Decrease (increase) in accounts receivable	(26)	(5,104)	1,769	(812)
Decrease (increase) in other current and non-current assets	(3,169)	(11,055)	940	(832)
Decrease (increase) in inventories	1,102	(5,835)	201	2,975
Increase (decrease) in accounts payable	(1,863)	1,419	1,090	(1,157)
Increase in deferred revenues	5,703	2,169	935	1,162
Increase (decrease) in other current and non-current liabilities	3,793	(837)	232	(370)

Net cash provided by operating activities	77,218	45,118	21,779	15,914

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(2,384)	(868)	(451)	(320)
Capital expenditures	(14,243)	(26,505)	(4,050)	(7,747)
Investments in affiliated and other companies, net	(800)	(1,076)	(244)	(386)
Proceed from (repayment of) long term deposit	(100)	147	40	60
Sale of (Investment in) marketable securities	99	(103)	-	-
Proceeds from sale of property and equipment	199	1,051	55	203

Net cash used in investment activities	(17,229)	(27,354)	(4,650)	(8,190)

Cash flows from financing activities
Repayment of long-term credit	(11,732)	(16,450)	(244)	(4,009)
Short term credit from banking institutions, net	299	-	(1,187)	-
Dividend paid	(11,561)	(11,465)	(2,943)	(2,844)
Dividend paid to non-controlling interests	(3,327)	-	-	-
Acquisition of company shares	(6,613)	(8,445)	-	(2,999)

Net cash used in financing activities	(32,934)	(36,360)	(4,374)	(9,852)

Effect of exchange rate changes on cash and cash equivalents	(1,471)	(3,860)	800	(90)

Net change in cash and cash equivalents	25,584	(22,456)	13,555	(2,218)

Balance of cash and cash equivalents at beginning of period	27,850	50,306	39,879	30,068

Balance of cash and cash equivalents at end of period	53,434	27,850	53,434	27,850

Supplementary information on financing and investing activities not involving cash flows:

In November 2023, the Company declared a dividend in an amount of approximately US$ 5 million. The dividend was paid in January 2024.